UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BALLANTYNE STRONG, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-13906	47-0587703
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File No.)	Identification Number)

13710 FNB Parkway, Suite 400
Omaha, Nebraska	68154
(Address of principal executive offices)	(Zip Code)

Nathan D. Legband– (402) 453-4444

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

The Company designs, integrates, and installs technology solutions for a broad range of applications; develops and delivers out-of-home messaging, advertising and communications; manufactures projection screens and lighting products; and provides managed services including monitoring of networked equipment to our customers, primarily in the retail, financial, government and cinema markets. Under our Strong® trademark, we design, engineer, manufacture, and supply long-range followspots and other lighting products for architectural, theatrical, promotional, stage and studio purposes.

We have determined that tin and tantalum, being two of the “conflict minerals” listed in Rule 13p-1, were necessary to the functionality or production of certain specialty lighting products that we manufactured during the calendar year ended December 31, 2014. During that period, we believe the introduction of tin or tantalum into our lighting products was limited to the following circumstances:

(a) the use of tin and tantalum in generic “off-the-shelf” capacitors incorporated into certain of our specialty lighting products; and

(b) the use of tin in generic “off-the-shelf” solder used to assemble circuit boards into a single integrated electronic component used for lighting control.

We do not make purchases of raw ore or unrefined tin, tantalum or other conflict minerals directly from mines, smelters or refiners. To the best of our knowledge, there was no other tin, tantalum, tungsten or gold necessary to the functionality or production of products that we manufactured during calendar year 2014.

We have made a good faith survey of each of our third-party suppliers of the capacitors and the solder used in our lighting products and have asked them to provide us with information regarding their conflicts mineral policies, their supply chains and the countries of origins of the tin and tantalum contained in these capacitors and solder. Based on the information provided to us, we have no reason to believe that any of the tin or tantalum used by these suppliers in the capacitors and solder we obtain from them originated in the Democratic Republic of the Congo (“DRC”) any of the adjoining countries that shares an internationally recognized border with the DRC. We believe that the process we followed to make this determination constituted a reasonable country of origin inquiry.

We have posted this report on Form SD on our internet website at http://www.strong-world.com/investors/shareholder-info/ —SEC Filings. The content of our website is referenced herein for general information only and is not incorporated by reference into this report on Form SD.

Item 1.02 Exhibit

Based on the information obtained through the reasonable country of origin inquiry described in Item 1.01 of this report on Form SD, we have not included a Conflict Minerals Report as an exhibit hereto.

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01 – Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BALLANTYNE STRONG, INC.

Date: November 23, 2015	By:	/s/ Nathan D. Legband
Nathan D. Legband
Senior Vice President and Chief Financial Officer